SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period  Ended:  March 31, 1999
                    -------------------------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition  Report on Form 11-K
[ ]  Transition Report on Form  10-Q
[ ]  Transition  Report on Form N-SAR

For the Transition Period Ended:
                                 -------------------------------

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   None
                                                 -------------------------------

                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant                          Trudy Corporation
                                                 -------------------------------

Former Name if Applicable                        Not Applicable
                                                 -------------------------------

Address of Principal Executive Office (Street and Number)

                                                 353 Main Avenue
                                                 -------------------------------

City, State and Zip Code                         Norwalk, CT 06851-1552
                                                 -------------------------------

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

In connection with the pending merger described below, in April 1999, the Registrant, at the request of Futech Interactive Products, Inc. ("Futech"), selected a new audit firm, Ernst & Young LLP ("E&Y") to audit the Registrant's financial statements. E&Y also audits the financial statements of Futech. Futech and the Registrant want consistency in the audit and reporting activities of both companies.

On March 3, 1999 the Registrant entered into a merger agreement with Futech. This merger agreement was subsequently renegotiated and replaced with a new merger agreement dated as of June 4, 1999, providing for the mergers of the Registrant, Futech, Fundex Games, Ltd., DaMert Company, and Janex International, Inc. into a newly incorporated Delaware company ("New Futech") or a subsidiary thereof. The transactions are expected to close in the third quarter of 1999.

Since May 1999, the Registrant has been in default of certain covenants in its bank loans with First Union Bank which have become due on June 15, 1999. The Registrant has been attempting to develop a plan with Futech to repay such bank loans and obtain alternative financing. To date, this plan has not been satisfactorily concluded.

As a result of these factors (the pending merger, the bank loan defaults and development of a work-out plan, and the change of the auditing firm to E&Y), the Registrant has been unable to complete its financial statements and disclosures and E&Y has been unable to complete its audit in a timely fashion without unreasonable effort or expense. The Registrant believes its Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       William T. Carney, CFO          (203)                846-2274
       ----------------------       -----------        ------------------
                (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Trudy Corporation
           ----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 29, 1999                     By  /s/ WILLIAM T. CARNEY
      -------------                         --------------------------
                                                William T. Carney, CFO

FISCAL YEAR ENDED MARCH 31, 1999 (PRELIMINARY) COMPARED TO FISCAL YEAR ENDED MARCH 31, 1998

         NET SALES. Net sales for the year ended March 31, 1999 were $3,390,884 as compared with net sales of $4,977,599 for the year ended March 31, 1998. Sales to warehouse clubs, the largest market segment, were down $775,443 or 44% to $977,961 due to the clubs' decision to purchase more conservatively and minimize inventory carryover. Direct response sales of $961,624 were $269,554 or 22% lower than last year. Catalog marketers, in general, experienced reduced buying early in the pre-holiday season (September) due to financial market uncertainty. Sales of $671,946 to bookstores and specialty retailers were $492,101, 42%, below last year as the number of independent bookstores continues to decline and specialty stores have become more selective in their purchases. Sales to schools and education wholesalers continue to increase as a result of the Company's decision to target its direct marketing toward this growing market segment.

         COST OF SALES. Cost of sales of $1,792,781 decreased from $2,780,401 in the prior year primarily because of the lower level of sales volume. In percentage terms, cost of sales decreased to 52.9% from 55.9%. The lower percentage is the result of reduced product cost and favorable product mix among market segments.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general, and administrative expenses increased slightly to $2,128,721 from $2,118,322. Lower royalty and sales commission expenses resulting from lower revenue were offset by the higher cost of a larger consumer catalog mailing.

         INCOME/(LOSS) FROM OPERATIONS. Income from operations was a loss of $530,618 compared with a profit of $78,876 in the prior year. The decline is primarily the result of lower sales.

         INTEREST EXPENSE. Interest expense increased to $115,151 from $102,099 last year as a result of higher borrowing needed to fund working capital requirements and operating losses.

         DEPRECIATION EXPENSE. Depreciation expense increased to $75,255 from $17,449 in the prior year. A write-off of $53,081 for a computer operating system purchased in December 1997 was recorded because it was determined that the new system did not meet the Company's requirements.

         OTHER INCOME. Other income of $3,312 decreased from $35,904 in the prior year. In the third quarter, the Company recognized a $30,000 liability for sub-right royalty expense.

         NET INCOME/(LOSS). A net loss of $717,712 for the year ended March 31, 1999 compares to a profit of $203,552 in the prior year. In addition to the changes discussed above, the decline is also the result of two non-recurring gains recorded last year: an income tax benefit of $152,000 and an after tax gain of $56,320 from the forgiving of accrued interest on loans made to the Company by its President.